UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 24, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Lennox Apartments LLC

On May 24, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Lennox Apartments LLC (the “RSE- Lennox Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $3,400,000, which is the initial stated value of our equity interest in the RSE- Lennox Controlled Subsidiary (the “RSE- Lennox Controlled Subsidiary Investment”). The RSE- Lennox Controlled Subsidiary used the proceeds to acquire a single mid-rise multifamily property totaling 100 units located at 430 E Cactus Ave, Las Vegas, NV 89183 (the “RSE- Lennox Property”). The RSE- Lennox Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE- Lennox Controlled Subsidiary is managed by Interwest Capital (“Interwest”). Interwest Capital is an investment firm based out of La Jolla, CA. Interwest specializes in the acquisition, repositioning and asset management of commercial real estate as well as debt collateralized by real estate. Interwest sources and restructures investments involving significantly underperforming properties and through the execution of value-add business plans. Interwest has successfully executed on this business plan across a real estate portfolio worth in excess of $650 million.

Pursuant to the agreements governing the RSE- Lennox Controlled Subsidiary Investment (the “RSE- Lennox Operative Agreements”), our consent is required for all major decisions regarding the RSE- Lennox Property. In addition, pursuant to the RSE- Lennox Operative Agreements, we are entitled to receive a preferred economic return of 9.0% on our RSE- Lennox Controlled Subsidiary Investment, with 5.0% paid current years 1-2, 6.0% paid current years 3-4, and 9.0% paid current in the years thereafter. During the term of the investment, there is to be a hard pay requirement of 4.1%. In addition, an affiliate of our sponsor earned an origination fee of 2.0% of the RSE- Lennox Controlled Subsidiary Investment, as well as an approximate $35,000 in due diligence fees and third-party reimbursements, paid directly by the RSE- Lennox Controlled Subsidiary.

The RSE- Lennox Controlled Subsidiary is expected to redeem our RSE- Lennox Controlled Subsidiary Investment by May 24, 2029 (the “RSE- Lennox Redemption Date”). In the event that the RSE- Lennox Controlled Subsidiary Investment is not redeemed by the RSE- Lennox Redemption Date, pursuant to the RSE- Lennox Operative Agreements, we have the right, in our discretion, to force the sale of the RSE- Lennox Property outright. The RSE- Lennox Controlled Subsidiary may redeem our RSE- Lennox Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE- Lennox Controlled Subsidiary Investment.

The RSE-Lennox Property was acquired for a purchase price of approximately $20,600,000. Interwest anticipates investing approximately $970,000 in hard cost renovations which will include enhancements to the amenity spaces, installing package lockers, and expanding the fitness center. Soft costs and financing costs of approximately $928,000 are anticipated, bringing the total project cost for the RSE-Lennox Property to approximately $22,498,000.

Simultaneous with the closing of the RSE- Lennox Controlled Subsidiary Investment, senior financing was provided through a $12,600,000 secured loan from Capital One/Freddie Mac (the “RSE- Lennox Senior Loan”). The loan features a 10-year term and 5 years interest-only at a fixed rate of 4.43%. Aggregate with the RSE- Lennox Senior Loan, the RSE- Lennox Controlled Subsidiary Investment features a LTV of 77.7% based on the purchase value of $20,600,000. The combined LTV ratio is the amount of the RSE- Lennox Senior Loan plus the amount of the RSE- Lennox Controlled Subsidiary Investment, divided by the purchase price of the RSE- Lennox Property. We generally use LTV to define leverage for properties that are generating cash flow.

The RSE- Lennox Property features one four-story building that consists of one, two, and three bedroom residential units and at the time of investment is approximately 86% occupied. It offers modern floor plans, gourmet kitchens, European-style cabinetry, stainless steel appliances, in-home washer and dryer, designer fixtures, as well as central heating/air conditioning. Amenities include a pool and spa, clubhouse, fitness center, business center, fire pits and barbecues entertainment areas. The business plan for the property is to implement an approximately $970,000 capital expenditure plan, install a professional management company, and hold the property for approximately five years.

The subject is located in south Las Vegas off the Las Vegas strip and has good access to I-15. Tenants can easily access the strip, within a 15-minute drive. There is a new retail development which includes a Costco that is less than 2 miles away from the subject. Dignity Health – St. Rose Dominican hospital is located less than 3 miles away from the subject. The subject is also approximately 3 miles from the new 55-acre Raiders NFL practice facility in Henderson. The first phase of the facility is estimated to cost approximately $75 million.

Asset Performance Projections - Sterling Town Center - Raleigh, NC

On August 28, 2018, we acquired an unsecured bridge loan with a maximum principal balance of approximately $9,702,000, (the “Sterling Town Center Bridge Loan”). The Borrower, Sterling Integra JV LP, a Delaware limited liability company (“Sterling Integra”), used the loan proceeds to acquire a single stabilized garden-style multifamily property called Sterling Town Center totaling 339 units located at 7880 Triangle Promenade Dr, Raleigh, NC 27616 (the “Sterling Town Center Property”). On March 28, 2019, the Sterling Town Center Bridge Loan converted into additional ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from HUD, for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “Third RSE Aspect Promenade Investment”). See acquisition filing here.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Renovation Hard Cost per Unit	Average Increase to Monthly Rent from Renovation	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Other Income Growth	Average Annual Expense Growth	Projected Hold Period
Sterling Town Center (Aspect Promenade JV LP)	10.06% - 14.88%	$4,491	$29 - $178	6.25% - 6.5%	2.5%	2.5%	2.5%	10

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Midland Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Declaration of Dividend

On May 30, 2019, the Manager of the Company declared a daily distribution of $0.0012328767 per share (the “June 2019 Daily Distribution Amount”) (which equates to approximately 4.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on June 1, 2019 and ending on June 30, 2019 (the “June 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the June 2019 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2019. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 18, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	May 30, 2019